UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Power Integrations, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

739276103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739276103
1.	Name of Reporting Persons Balu Balakrishnan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,756,377
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,756,377
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,756,377
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 739276103
1.	Name of Reporting Persons Mohini Balakrishnan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,756,377
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,756,377
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,756,377
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 739276103
1.	Name of Reporting Persons The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 1,714,331
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 1,714,331
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,714,331
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) OO

Item 1(a).	Name of Issuer: Power Integrations, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 5245 Hellyer Avenue San Jose, California 95138

Item 2(a).	Name of Persons Filing: Balu Balakrishnan, Mohini Balakrishnan and The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Power Integrations, Inc. 5245 Hellyer Avenue San Jose, California 95138

Item 2(c).	Citizenship: Balu and Mohini Balakrishnan are citizens of the U.S., and The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993 is a trust formed under the laws of the State of California.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 739276103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Balu Balakrishnan	1,756,377
Mohini Balakrishnan	1,756,377
The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993	1,714,331

(b) Percent of Class:

Balu Balakrishnan	6.1%
Mohini Balakrishnan	6.1%
The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993	6.0%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

Balu Balakrishnan	0
Mohini Balakrishnan	0
The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993	0

(ii) Shared power to vote or to direct the vote:

Balu Balakrishnan	1,756,377
Mohini Balakrishnan	1,756,377
The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993	1,714,331

(iii) Sole power to dispose or to direct the disposition of:

Balu Balakrishnan	0
Mohini Balakrishnan	0
The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993	0

(iv) Shared power to dispose or to direct the disposition of:

Balu Balakrishnan	1,756,377
Mohini Balakrishnan	1,756,377
The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993	1,714,331

Balu Balakrishnan, Mohini Balakrishnan and The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993 beneficially own 1,714,331 shares held by The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993 for which Mr. and Mrs. Balakrishnan are co-trustees. Mr. and Mrs. Balakrishnan have the power to vote and dispose of 21,023 shares held by the Balakrishnan Children Trusts fbo Nikil Balakrishnan and 21,023 shares held by the Balakrishnan Children Trusts fbo Vikram Balakrishnan (collectively, the “Children Trusts”). Mr. and Mrs. Balakrishnan are co-trustees of the Children Trusts. Mr. and Mrs. Balakrishnan disclaim beneficial ownership of the shares held by the Children Trusts except to the extent of their pecuniary interests therein, and this Schedule 13G/A should not be deemed an admission that Mr. and Mrs. Balakrishnan are the beneficial owners of the Children Trusts’ shares for purposes of Section 16 or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010

/s/ BALU BALAKRISHNAN
Balu Balakrishnan

/s/ MOHINI BALAKRISHNAN
Mohini Balakrishnan

THE BALU AND MOHINI BALAKRISHNAN FAMILY TRUST DATED JUNE 9, 1993

/s/ BALU BALAKRISHNAN
Balu Balakrishnan, Trustee

/s/ MOHINI BALAKRISHNAN
Mohini Balakrishnan, Trustee

EXHIBITS:

A: Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

This Joint Filing Agreement is dated as of February 11, 2010 by and among Balu Balakrishnan, Mohini Balakrishnan and The Balu And Mohini Balakrishnan Family Trust Dated June 9, 1993.

WHEREAS, pursuant to Rule 240.13d-1(k) promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing;

NOW THEREFORE, the parties hereto agree as follows:

1. The Schedule 13G with respect to Power Integrations, Inc. to which this agreement is attached as Exhibit A (the “Schedule 13G”) is filed on behalf of each of the parties hereto.

2. Each of the parties hereto is eligible to use the Schedule 13G.

3. Each of the parties hereto is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person or entity contained in the Schedule 13G; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person making such filing contained in the Schedule 13G, unless such person or entity knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties hereto have executed this Joint Filing Agreement as of the date first above written.

/s/ BALU BALAKRISHNAN
Balu Balakrishnan

/s/ MOHINI BALAKRISHNAN
Mohini Balakrishnan

THE BALU AND MOHINI BALAKRISHNAN FAMILY TRUST DATED JUNE 9, 1993

/s/ BALU BALAKRISHNAN
Balu Balakrishnan, Trustee

/s/ MOHINI BALAKRISHNAN
Mohini Balakrishnan, Trustee